Exhibit (a)(1)

COMPANY NOTICE
TO HOLDERS OF
2.50% CONVERTIBLE SENIOR NOTES DUE 2026 ISSUED BY
CAMERON INTERNATIONAL CORPORATION
CUSIP Numbers: 13342BAA3 and 13342BAB1

Reference is made to the Indenture, dated as of May 26, 2006 (the “Indenture”), between Cameron International Corporation, a Delaware corporation (“Cameron” or the “Company”), and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), relating to the Company’s 2.50% Convertible Senior Notes due 2026 (the “Notes”).  Pursuant to Section 4.1 of the Indenture and paragraph 6 of the Notes, each holder (each, a “Holder”) of the Notes has an option to require the Company to purchase all or any portion of its Notes, in accordance with the terms, procedures and conditions outlined in the Indenture and the Notes, on June 15, 2011 (the “Repurchase Date”).

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture that, at the option of each Holder (the “Put Option”), the Notes will be purchased by the Company for a purchase price (the “Repurchase Price”) in cash equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date, upon the terms and subject to the conditions set forth in the Indenture, the Notes, this Company Notice and the related notice materials, as amended and supplemented from time to time (collectively, the “Option Documents”).  Holders may surrender their Notes from 9:00 a.m., New York City time, on May 17, 2011 through midnight, New York City time, on June 14, 2011 (the “Expiration Date”).  In order to exercise the Put Option, a Holder must follow the procedures contained in the Option Documents.  This Company Notice is being sent pursuant to Section 4.1 of the Indenture and the provisions of the Notes.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued up to the Repurchase Date will be paid to record holders as of the Regular Record Date therefor, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  The Regular Record Date for the Repurchase Date is June 1, 2011.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through The Depository Trust Company (“DTC”) accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC’s Automated Tender Offer Program, subject to the terms and conditions of that system.

To exercise your option to have the Company purchase the Notes and receive payment of the Repurchase Price, you must validly deliver your Notes through DTC’s transmittal procedures prior to midnight, New York City time, on the Expiration Date.  Notes surrendered for purchase may be withdrawn at any time prior to midnight, New York City time, on the Expiration Date.  The right of Holders to surrender Notes for purchase pursuant to the Put Option expires at midnight, New York City time, on the Expiration Date.

The Paying Agent is: U.S. Bank National Association
By Regular, Registered or Certified Mail or Overnight Courier: U.S. Bank National Association Attention: Corporate Trust Services 60 Livingston Avenue St. Paul, Minnesota 55107-2292	For Information: 1-800-934-6802	By Facsimile: (651) 495-8158 Attention: Corporate Trust Services Confirm Receipt of Facsimile Only: 1-800-934-6802

Additional copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

The date of this Company Notice is May 17, 2011.

i

13.	No Solicitations	15

14.	Definitions	15

15.	Conflicts	15

SCHEDULE A INFORMATION ABOUT THE EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY		A-1

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No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized.  You should not assume that the information contained in this Company Notice is accurate as of any date other than the date on the front of this Company Notice. This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful.  The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.  None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option.  You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.

We and our affiliates, including our executive officers and directors, will be prohibited by Rule 13e-4(f)(6) and Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from purchasing any of the Notes outside of the Put Option for ten business days after the expiration of the Put Option.  Following that time, we expressly reserve the absolute right, in our sole discretion from time to time in the future to redeem the Notes, in whole or in part, and to purchase any of the Notes, whether or not any Notes are purchased by the Company pursuant to the Put Option, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the price to be paid pursuant to the Put Option and could be for cash or other consideration.  We cannot assure you as to which, if any, of these alternatives, or a combination thereof, we will pursue.

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SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option.  To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice because the information in this summary is not complete and the remainder of this Company Notice contains additional important information.  We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Notes?

Cameron International Corporation, a Delaware corporation (“Cameron” or the “Company”), is obligated, at your option, to purchase your validly surrendered 2.50% Convertible Senior Notes due 2026 (the “Notes”).  (See Page 4)

Why is the Company obligated to purchase my Notes?

The right of each holder (each, a “Holder”) of the Notes to sell and our obligation to purchase the Notes pursuant to the Put Option is a term of the Notes under the Indenture, dated as of May 26, 2006 (the “Indenture”) between the Company and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee (the “Trustee” or “Paying Agent”) and has been a right of Holders from the time the Notes were issued.  We are required to repurchase the Notes of any Holder exercising the Put Option pursuant to the terms of the Notes and the Indenture.  (See Page 4)

What securities is the Company obligated to purchase?

We are obligated to purchase all of the Notes surrendered, at the option of the Holder thereof.  As of May 16, 2011, there was $371,769,000 in aggregate principal amount of the Notes outstanding.  (See Page 4)

How much will the Company pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Notes, we will pay, in cash, a purchase price (the “Repurchase Price”) equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, June 15, 2011 (the “Repurchase Date”), with respect to any and all Notes validly surrendered for purchase and not withdrawn.  The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued to the Repurchase Date will be paid to holders of record as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  (See Pages 4-5)

How can I determine the market value of the Notes?

There currently is a limited trading market for the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the trading price of our Common Stock (as defined below), our operating results and the market for similar securities.  Holders are urged to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision with respect to the Put Option.  Our common stock, $0.01 par value per share (“Common Stock”), into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CAM”.  On May 13, 2011, the closing price of our Common Stock on the NYSE was $49.65 per share.  (See Pages 5-6)

Is the Company or its Board of Directors making any recommendation about the Put Option?

None of the Company or its Board of Directors or employees are making any recommendation as to whether you should exercise or refrain from exercising the Put Option.  You must make your own decision whether to exercise the Put Option and, if so, the amount of Notes for which to exercise the Put Option.  (See Page 5)

When does the Put Option expire?

The Put Option expires at midnight, New York City time, on June 14, 2011 (the “Expiration Date”).  We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws).  (See Page 4)

What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, the purchase will not be subject to any conditions other than satisfaction of the procedural requirements described in this Company Notice.  Delivery of Notes by book-entry transfer electronically through the Automated Tender Offer Program (“ATOP”) of The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.  (See Pages 4 and 7)

How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Put Option, you must surrender the Notes through the transmittal procedures of DTC on or before midnight, New York City time, on the Expiration Date.

Holders whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Notes and instruct such nominee to surrender the Notes on the Holder’s behalf through the transmittal procedures of DTC on or before midnight, New York City time, on the Expiration Date.

Holders who are DTC participants should surrender their Notes electronically through ATOP, subject to the terms and procedures of that system, on or before midnight, New York City time, on the Expiration Date.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before midnight, New York City time, on the Expiration Date.  By surrendering your Notes through the transmittal procedures of DTC, you agree to be bound by the terms of the Put Option set forth in this Company Notice.  (See Pages 7-9)

If I exercise the Put Option, when will I receive payment for my Notes?

We will accept for payment all validly surrendered Notes promptly upon expiration of the Put Option.  We will, prior to 10:00 a.m., New York City time, on June 15, 2011, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase Price for the surrendered Notes, and the Paying Agent will promptly distribute the cash to DTC, the sole record Holder.  DTC will thereafter distribute the cash to its participants in accordance with its procedures.  (See Pages 9-10)

Can I withdraw previously surrendered Notes?

Yes.  To withdraw previously surrendered Notes, you (or your broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC in sufficient time to allow DTC to withdraw your Notes prior to midnight, New York City time, on the Expiration Date.

You bear the risk of untimely withdrawal of previously surrendered Notes.  You must allow sufficient time for completion of the DTC procedures before midnight, New York City time, on the Expiration Date.  (See Page 9)

Do I need to do anything if I do not wish to exercise the Put Option?

No.  If you do not surrender your Notes before the expiration of the Put Option, we will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.  (See Pages 5 and 11)

If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No.  You may surrender all of your Notes, a portion of your Notes or none of your Notes.  If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or a multiple of $1,000.  (See Page 5)

If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes.  If you do not surrender your Notes for purchase, your conversion rights will not be affected.  You will continue to have the right to convert each $1,000 principal amount of the Notes into cash and shares of our Common Stock, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  (See Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Notes for purchase pursuant to the Put Option?

The receipt of cash in exchange for Notes pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, gain or loss.  We recommend that you consult with your own tax advisor regarding the actual tax consequences to you.  (See Pages 11-13)

Who is the Paying Agent?

U.S. Bank National Association, the trustee under the Indenture, is serving as Paying Agent in connection with the Put Option.  Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to the Paying Agent at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1.             Information Concerning the Company.  Cameron International Corporation, a Delaware corporation (“Cameron” or the “Company”), is obligated to purchase its 2.50% Convertible Senior Notes due 2026 (the “Notes”) which have been surrendered for purchase pursuant to the Put Option and not withdrawn.  The Notes are convertible into cash and shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  The Company is both the “filing person” and the “subject company.”

Cameron was incorporated on November 10, 1994.  Cameron is a leading provider of flow equipment products, systems and services to worldwide oil, gas and process industries.

Our principal executive offices are located at 1333 West Loop South, Houston, Texas 77027 and our main telephone number at that address is (713) 513-3300.  Our website address is www.c-a-m.com.  We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.

2.             Information Concerning the Notes.  On May 26, 2006, we issued $500,000,000 in aggregate principal amount of the Notes under an Indenture, dated as of May 26, 2006 (the “Indenture”), between the Company and U.S. Bank National Association, as successor trustee to SunTrust Bank, as trustee and paying agent (the “Trustee” or “Paying Agent”).  Cash interest accrues on the Notes at the rate of 2.50% per annum and is payable semi-annually on June 15 and December 15 of each year (each, an “Interest Payment Date”) to the person in whose name a Note is registered at the close of business on the preceding June 1 or December 1 (each, a “Regular Record Date”), as the case may be.  The Notes mature on June 15, 2026.  As of May 16, 2011, there was $371,769,000 in aggregate principal amount of the Notes outstanding.

2.1          The Company’s Obligation to Purchase the Notes.  Pursuant to the terms of the Notes and the Indenture, we are obligated to purchase all of the Notes validly surrendered and not withdrawn, at the Holder’s option (the “Put Option”), on June 15, 2011 (the “Repurchase Date”).

The Put Option will expire at midnight, New York City time, on June 14, 2011 (the “Expiration Date”).  We will not extend the period that Holders have to exercise the Put Option unless required to do so by applicable law (including, but not limited to, the federal securities laws).  The purchase by the Company of validly surrendered Notes is not subject to any conditions other than that the Company’s purchase is not unlawful and satisfaction of the procedural requirements described in this Company Notice.

If any Notes remain outstanding following the expiration of the Put Option, the Company will become obligated to purchase the Notes, at the option of the Holders, in whole or in part, on June 15, 2016 and June 15, 2021, in each case at a purchase price in cash equal to the principal amount thereof plus accrued and unpaid interest, if any, to, but not including, the purchase date thereof.

2.2          Repurchase Price.  Pursuant to terms of the Indenture and the Notes, the purchase price to be paid by the Company for the Notes on the Repurchase Date is equal to $1,000 per $1,000 principal amount of the Notes, plus any accrued and unpaid interest to, but not including, the Repurchase Date (the “Repurchase Price”).  The Repurchase Date is an Interest Payment Date under the terms of the Indenture.  Accordingly, interest accrued to the Repurchase Date will be paid to record holders as of the June 1, 2011 Regular Record Date, and we expect that there will be no accrued and unpaid interest due as part of the Repurchase Price.  The Repurchase Price will be paid in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to midnight, New York City time, on the Expiration Date.  Notes surrendered for purchase will be accepted only in principal amounts equal to $1,000 or a multiple of $1,000.  Delivery of the Notes by book-entry transfer to the account maintained by the Paying Agent with The Depository Trust Company (“DTC”) is a condition to the payment of the Repurchase Price to the Holder of such Notes.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or our Common Stock.  Thus, the Repurchase Price may be significantly higher or lower than the market price of the Notes on the Repurchase Date.  Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and our Common Stock before making a decision whether to surrender their Notes for purchase.

None of the Company or our Board of Directors or employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option.  Each Holder must make such Holder’s own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Notes and our Common Stock and other relevant factors.

We recommend that you also consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of any U.S. federal, state and local law and any non-U.S. tax consequences in light of your own particular circumstances.

2.3          Conversion Rights of the Notes.  The Notes are currently convertible into cash and shares of our Common Stock, subject to the Company’s right to pay cash in lieu of Common Stock for some or all of the Notes and the terms, conditions and adjustments specified in the Indenture and the Notes.  The current conversion rate of the Notes is 28.2656 shares of Common Stock per $1,000 principal amount of the Notes (which is equal to a conversion price of approximately $35.38 per share).  Prior to June 15, 2011, Holders may convert the Notes only under the following circumstances, each of which is described in the Indenture: (i) in any quarterly period, if the closing price of our Common Stock for at least 20 consecutive trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately proceeding quarter exceeds $45.99 (subject to adjustment), (ii) for specified periods, if the trading price of the Notes falls below specific thresholds, (iii) if the Notes are called for redemption, (iv) if specified distributions to holders of our Common Stock are made or specified corporate transactions occur or (v) if a Fundamental Change (as defined in the Indenture) occurs.  On April 1, 2011, the Notes became convertible during the quarter ending June 30, 2011 due to the occurrence of the circumstances described in clause (i) above.  On and after June 15, 2011 until the close of business on the trading day immediately preceding the maturity date, Holders may convert their Notes at any time, regardless of whether the conditions described above are satisfied.  The Paying Agent is currently acting as Conversion Agent for the Notes.  The Conversion Agent can be contacted at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

Holders who do not surrender their Notes for purchase pursuant to the Put Option, or who validly withdraw a surrender of their Notes in compliance with the withdrawal procedures described in Section 4 of this Company Notice, will maintain the right to convert their Notes into Common Stock subject to the terms, conditions and adjustments specified in the Indenture and the Notes.  If a Holder validly surrenders its Notes for purchase pursuant to the Put Option, the Holder may not convert its surrendered Notes unless it validly withdraws the Notes in compliance with the procedures described in Section 4 of this Company Notice.

2.4          Market for the Notes and our Common Stock.  There currently is a limited trading market for the Notes.  To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on such factors as trading volume, the balance between buy and sell orders, prevailing interest rates, the trading price of our Common Stock, our operating results and the market for similar securities.  A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float.  Consequently, our purchase of the Notes, if any, pursuant to the Put Option may reduce the float and may negatively affect the liquidity, market value and price volatility of the Notes that remain outstanding following the Put Option.  The extent of the public market for the Notes following consummation of the Put Option will depend upon, among other things, the remaining outstanding principal amount of the Notes at such time, the number of Holders of Notes remaining at that time and the interest on the part of securities firms in maintaining a market in the Notes.

Our Common Stock, into which the Notes are convertible, is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CAM.”  The following table shows, for the periods indicated, the high and low sales prices per share of our Common Stock as reported by the NYSE:

	High	Low
2011:
Second Quarter (through May 13, 2011)	$57.85	$47.52
First Quarter	$63.16	$47.66

2010:
Fourth Quarter	$51.71	$41.34
Third Quarter	$44.50	$31.42
Second Quarter	$47.44	$31.86
First Quarter	$45.43	$35.98

2009:
Fourth Quarter	$42.49	$35.37
Third Quarter	$39.72	$24.63
Second Quarter	$33.07	$21.01
First Quarter	$25.74	$17.19

On May 13, 2011, the closing price of our Common Stock, as reported by the NYSE, was $49.65 per share.  As of May 13, 2011, there were 245,026,969 shares of Common Stock outstanding.

The Holders of Notes are not entitled to dividends.  Upon conversion into Common Stock, the Holders will be entitled to dividends, if any, paid to holders of Common Stock.  The Company historically has not paid dividends on its Common Stock.

We urge you to obtain current market information for the Notes, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.5          Optional Redemption.  Beginning on June 20, 2011, the Notes are redeemable for cash at any time at our option, in whole or in part, at a redemption price equal to the principal amount of Notes to be redeemed plus any accrued and unpaid interest to, but not including, the date fixed for redemption, as provided for in the Indenture and the Notes.   However, effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing or redeeming Notes (or the right to purchase or redeem Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.

2.6          Holder’s Right to Require Purchase Upon a Fundamental Change.  Each Holder may require us to purchase all or any part of such Holder’s Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price in cash equal to 100% of the principal amount of Notes to be repurchased, plus any accrued and unpaid interest to, but not including, the purchase date.  If a Holder elects to convert Notes into shares of Common Stock in connection with a Fundamental Change that occurs prior to June 15, 2011, the Conversion Rate (as defined in the Indenture) applicable to each $1,000 principal amount of Notes so converted shall be increased by an additional number of shares of Common Stock as set forth in the Indenture.

2.7          Ranking.  The Notes are our unsecured senior obligations and rank equal in right of payment with all our other existing and future unsecured indebtedness and senior to any of our subordinated indebtedness.  The Notes are effectively subordinated to all existing and future secured debt of Cameron, to the extent of the security for such secured debt.  The Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

3.             Procedures to Be Followed by Holders Electing to Surrender Notes for Purchase.  Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender (and do not thereafter withdraw) the Notes on or before midnight, New York City time, on the Expiration Date.  Only registered Holders are authorized to surrender their Notes for purchase.  Holders may surrender some or all of their Notes; however, any Notes surrendered must be in a principal amount of $1,000 or a multiple of $1,000.

If Holders do not validly surrender their Notes on or before midnight, New York City time, on the Expiration Date or if they withdraw validly surrendered Notes before midnight, New York City time, on the Expiration Date, their Notes will not be purchased and will remain outstanding subject to the existing terms of the Notes and the Indenture.

You will not be required to pay any commission to us, DTC or the Paying Agent in connection with your Put Option.  However, there may be commissions you need to pay your broker in connection with the surrender of the Notes.

3.1          Method of Delivery.  The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through DTC accounts and that there are no certificated Notes in non-global form.  Accordingly, all Notes surrendered for purchase hereunder must be delivered through DTC’s Automated Tender Offer Program (“ATOP”), subject to the terms and conditions of that system.

This Company Notice constitutes the Company’s notice of repurchase right described in the Indenture and delivery of the Notes via ATOP will satisfy the Holders’ requirement for physical delivery of a Repurchase Notice as defined and described in the Indenture.  Delivery of Notes, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

3.2          Agreement to be Bound by the Terms of the Put Option.  By surrendering Notes through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:

•                  such Notes shall be purchased as of the Repurchase Date pursuant to the terms and conditions set forth in this Company Notice;

•                  such Holder agrees to all of the terms of this Company Notice;

•                  such Holder has received this Company Notice and acknowledges that this Company Notice provides the notices required pursuant to the Indenture;

•                  upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Notes, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes surrendered, (ii) waives any and all rights with respect to the Notes (including, without limitation, any existing or past defaults and their consequences), (iii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes, and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) transfer ownership of such Notes on the account books maintained by DTC, together with all necessary evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the

Repurchase Price of any surrendered Notes that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•                  such Holder represents and warrants that such Holder (i) owns the Notes surrendered and is entitled to surrender such Notes and (ii) has full power and authority to surrender, sell, assign and transfer the Notes surrendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances of any kind and not subject to any adverse claim or right;

•                  such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes surrendered;

•                  such Holder understands that all Notes properly surrendered for purchase (and not thereafter withdrawn) prior to midnight, New York City time, on the Expiration Date will be purchased at the Repurchase Price, in cash, pursuant to the terms and conditions of the Indenture, the Notes and the other Option Documents;

•                  payment for Notes purchased pursuant to the Company Notice will be made by deposit of the Repurchase Price for such Notes with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•                  surrenders of Notes may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to midnight, New York City time, on the Expiration Date;

•                  all authority conferred or agreed to be conferred pursuant to the terms of the Put Option hereby shall survive the death or incapacity of the Holder and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•                  the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•                  all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Notes pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties.

3.3          Delivery of Notes.

Notes Held Through a Custodian.  A Holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “Notes in Global Form” on or prior to midnight, New York City time, on the Expiration Date.  The Company will, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the enclosed materials to their customers who are beneficial owners of the Notes held by them as a nominee or in a fiduciary capacity.

Notes in Global Form.  A Holder who is a DTC participant who wishes to tender Notes pursuant to the Put Option must surrender to the Company such Holder’s beneficial interest in the Notes by:

•                                          delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Notes on or prior to midnight, New York City time, on the Expiration Date; and

•                                          electronically transmitting such Holder’s acceptance through DTC’s ATOP system, subject to the terms and procedures of that system, on or prior to midnight, New York City time, on the Expiration Date.

In surrendering through ATOP, the electronic instructions sent to DTC by the Holder (or by a broker, dealer, commercial bank, trust company or other nominee on the Holder’s behalf), and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of, and agreement to be bound by, the terms of the Put Option, including those set forth in Section 3.2 of this Company Notice.

You bear the risk of untimely surrender of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before midnight, New York City time, on the Expiration Date.

Unless we default in making payment of the Repurchase Price, interest on Notes validly surrendered for purchase will cease to accrue on and after the Repurchase Date, whether or not such Notes are delivered to the Paying Agent, and immediately after the Repurchase Date all rights (other than the right to receive the Repurchase Price upon delivery of the Notes) of the Holder of such Notes will terminate.

4.             Right of Withdrawal.  Notes surrendered for purchase may be withdrawn at any time if withdrawn in sufficient time to allow DTC to withdraw those Notes prior to midnight, New York City time, on the Expiration Date.  In order to withdraw Notes, Holders (or such Holders’ broker, dealer, commercial bank, trust company or other nominee) must comply with the withdrawal procedures of DTC.  This means a Holder must deliver, or cause to be delivered, a valid withdrawal request through the ATOP system from the tendering DTC participant in sufficient time to allow DTC to withdraw those Notes before midnight, New York City time, on the Expiration Date.  The withdrawal notice must:

•                                          specify the DTC Voluntary Offer Instruction Number, the name of the participant for whose account such Notes were tendered and such participant’s account number at DTC to be credited with the withdrawn Notes;

•                                          contain a description of the Notes to be withdrawn (including the principal amount to be withdrawn); and

•                                          be submitted through the DTC ATOP system by such participant under the same name as the participant’s name is listed in the original tender, or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of the Notes.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

You bear the risk of untimely withdrawal of your Notes.  You must allow sufficient time for completion of the necessary DTC procedures before midnight, New York City time, on the Expiration Date.

Holders may withdraw any Notes previously delivered to the Paying Agent and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.

5.             Payment for Surrendered Notes.  We will, prior to 10:00 a.m., New York City time, on the Repurchase Date, deposit with the Paying Agent the appropriate amount of cash required to pay the Repurchase

Price for the surrendered Notes, and the Paying Agent will promptly thereafter cause the cash to be distributed to each record Holder that has validly delivered its Notes (and not validly withdrawn such delivery) prior to midnight, New York City time, on the Expiration Date.  Your delivery of the Notes by book-entry transfer electronically through DTC’s ATOP system is a condition to your receipt of the Repurchase Price for such Notes.

The total amount of funds required by us to purchase all of the Notes is $371,769,000 (assuming that all of the Notes are validly surrendered for purchase and accepted for payment).  In the event any Notes are surrendered and accepted for payment, we intend to use cash on hand to purchase the Notes.  We do not have any alternative financing plans.

6.             Notes Acquired.  Any Notes purchased by us pursuant to the Put Option will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.             Plans or Proposals of the Company.  Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no plans which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:

•                                          any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•                                          any purchase, sale or transfer of a material amount of our assets or those of any of our subsidiaries;

•                                          any material change in our present dividend rate or policy, indebtedness or capitalization;

•                                          any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our board of directors or to change any material term of the employment contract of any executive officer;

•                                          any other material change in our corporate structure or business;

•                                          any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

•                                          any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•                                          the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•                                          the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•                                          any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8.             Interests of Directors, Executive Officers and Affiliates of the Company in the Notes.  Neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Notes, or has engaged in any transaction in the Notes during the 60 days preceding the date of this Company Notice.  A list of our executive officers and directors is attached to this Company Notice as  Schedule A .  The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof.  Except as described in the previous sentence or in Section 10 below, neither we nor, to our knowledge after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9.             Legal Matters; Regulatory Approvals.  We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Notes as described in this Company Notice.  Should any approval or other action be required, we presently intend to seek the approval or take the action.  However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10.          Purchases of Notes by the Company and Its Affiliates; Agreements Involving the Company’s Securities.

Since the Notes became convertible on April 1, 2011, the Company has received conversion requests from holders of Notes with an aggregate principal amount of $1,777,000.  The Company has completed, or is in the process of completing, these conversions in accordance with the terms of the Indenture and has elected to pay the entire conversion obligation in cash.  Since May 9, 2011, we have purchased an aggregate principal amount of $127,121,000 of the Notes for an aggregate cash purchase price of $179,742,281.70.  We purchased these Notes from a total of seven holders in private, independently negotiated transactions.

On May 9, 2011, the Company entered into a call option agreement with Morgan Stanley & Co. International plc (“MSI”) with respect to shares of its Common Stock (the “Call Option Agreement”).  Pursuant to the Call Option Agreement, the Company may execute trades with MSI for certain call option positions which would entitle the Company to purchase shares of its Common Stock for a strike price to be determined pursuant to the trades. In addition, on May 16, 2011, the Company entered into a call spread agreement with MSI with respect to shares of its Common Stock (the “Spread Agreement”).  Pursuant to the Spread Agreement, the Company may enter spread option positions with respect to its Common Stock with strike prices to be determined pursuant to the trades. The Call Option Agreement and the Spread Agreement mature on dates to be determined by the Company and MSI at the time of the initial trade under each of the Call Option Agreement and the Spread Agreement. Any trade executed under the each of the Call Option Agreement and the Spread Agreement will be settled in cash. MSI’s parent, Morgan Stanley, a Delaware corporation, guarantees MSI’s obligations under the Call Option Agreement and the Spread Agreement.

Effective on the date of this Company Notice, we and our affiliates, including our executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Put Option until at least the tenth business day after the Repurchase Date.  Following such time, if any Notes remain outstanding, we may exercise our right to redeem such Notes, in whole or in part, and we and our affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price, or which may be paid in cash or other consideration.  Any decision to purchase Notes after the Repurchase Date, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes delivered for purchase pursuant to the Put Option, the market price of our Common Stock, our business and financial position, and general economic and market conditions.  Any such purchase may be on the same terms or on terms more or less favorable to the Holders of the Notes than the terms of the Put Option as described in this Company Notice.

11.          Material U.S. Federal Income Tax Consequences.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS NOTICE

IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”); (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a discussion of the material U.S. federal income tax consequences that may be relevant to U.S. Holders or Non-U.S. Holders (each as defined below) who surrender Notes for purchase pursuant to the Put Option.  This summary is based on the Code and the Treasury regulations, rulings, other administrative guidance and judicial decisions thereunder, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those described below.

This discussion deals only with Holders who are beneficial owners of the Notes and hold the Notes as capital assets (generally property held for investment).  This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Holder in light of its particular circumstances, nor does  it apply to Holders that are subject to special rules, including, but not limited to, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks or financial institutions, insurance companies, tax-exempt entities, Holders owning Notes that are a hedge or that are hedged against interest rate risks, entities treated as partnerships for U.S. federal income tax purposes (or a partner thereof), regulated investment companies, real estate investment trusts, Holders owning Notes as part of a straddle or integrated, constructive sale, or conversion transaction for tax purposes, Holders whose “functional currency” is not the U.S. dollar, Holders who are subject to the alternative minimum tax, retirement plans, certain former citizens or residents of the United States, foreign government entities, international organizations, controlled foreign corporations and passive foreign investment companies.  In addition, this discussion does not address any state, local, foreign or estate tax consequences of surrendering a Note for purchase pursuant to the Put Option.

If an entity treated as a partnership for U.S. federal income tax purposes holds a Note, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partnership or a partner of a partnership holding Notes, you should consult your tax advisor regarding the U.S. federal income tax consequences of surrendering a Note for purchase pursuant to the Put Option.

EACH HOLDER SHOULD CONSULT WITH ITS OWN TAX ADVISOR ABOUT THE U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SURRENDERING A NOTE FOR PURCHASE PURSUANT TO THE PUT OPTION IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

11.1        U.S. Holders

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of the Notes for U.S. federal income tax purposes and you are:  (i) a citizen or resident alien individual of the United States; (ii) a corporation or other entity treated as such for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons can control all substantial decisions of the trust, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.  If you are a U.S. Holder, the following discussion applies to you.

Surrender of Notes for Purchase.  Generally, your exercise of the Put Option will be treated as a taxable sale of the Note for U.S. federal income tax purposes.  You generally will recognize taxable gain or loss upon such sale equal to the difference between (i) the amount of cash you receive in consideration for the surrender of the Note and (ii) your adjusted tax basis in the Note at the time of sale.  Your adjusted tax basis in the Note generally will equal the amount you paid for the Note, increased by the amount of any market discount previously included in income and reduced by any amortized bond premium.  Subject to the application of the market discount rules discussed below, any gain or loss recognized by you on a disposition of the Note will be capital gain or loss, and will be long-term capital gain or loss if you held the Note for more than one year.  Long-term capital gains of non-corporate taxpayers are taxed at lower maximum rates than those applicable to ordinary income.  The deductibility of capital losses may be subject to limitations.  If you acquired your Note at premium, you should consult your tax advisor regarding the U.S. federal income tax consequences of exercising the Put Option.

If you purchased your Note for an amount that was less than the principal amount (other than at original issuance), the amount of the difference is generally treated as “market discount” for U.S. federal income tax purposes, unless that difference was less than a specified de minimis amount at the time of purchase.  Under the market discount rules, you will generally be required to treat any gain from the exercise of the Put Option as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the Note at the time of the disposition of the Note.  Generally, market discount would be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless you elected to accrue such discount on a constant interest rate method.  U.S. Holders who acquired their Notes other than at original issuance should consult their tax advisors regarding the possible application of the market discount rules of the Code to their exercise of the Put Option.

Information Reporting and Backup Withholding.  In general, information reporting requirements will apply to the amount paid to you in consideration for the surrender of a Note for purchase pursuant to the Put Option, unless you are an exempt recipient (such as a corporation).  You may also be subject to backup withholding on such payment unless you (i) provide a correct U.S. taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with the applicable requirements, or (ii) are a corporation or other exempt recipient and, if required, provide a certification to such effect.  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided you furnish the required information on a timely basis to the Internal Revenue Service (“IRS”).

11.2        Non-U.S. Holders

For purposes of this discussion, you are a “Non-U.S. Holder” if you are a beneficial owner of the Notes (other than an entity treated as a partnership for U.S. federal income tax purposes or a partner thereof) that is not a U.S. Holder.  If you are a Non-U.S. Holder, the following discussion applies to you.

Surrender of Notes for Purchase.  Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income or withholding tax on any gain realized by you on the surrender of a Note for purchase pursuant to the Put Option unless:

•                                          you are a non-resident alien individual who has been present in the United States for 183 days or more in the taxable year of the tender and certain other conditions are met;

•                                          the gain is effectively connected with a trade or business conducted by you in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base maintained by you; or

•                                          Cameron is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during your holding period for the Notes and certain other conditions are met.

If you are a Non-U.S. Holder described in the first bullet point above, you will generally be subject to a flat 30% tax on the gain recognized on the exercise of the Put Option (which gain may be offset by United States source capital losses), even though you are not considered a resident of the United States.  If you are a Non-U.S. Holder described in the second bullet point above, you will generally be subject to U.S. federal income tax on a net income basis in substantially the same manner as if you were a U.S. Holder (except as provided by an applicable income tax treaty).  If you are a foreign corporation falling under the second bullet point above you may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable income tax treaty).  Cameron does not believe that it has been a USRPHC for any year during which the Notes have been outstanding, nor does it presently anticipate that it will be a USRPHC for the current year.  Non-U.S. Holders are urged to consult their tax advisors regarding the tax consequences of exercising the Put Option.

Information Reporting and Backup Withholding.  Payments to you in consideration for the surrender of the Notes for purchase pursuant to the Put Option made through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution generally will be subject to information reporting and backup withholding unless the you certify under penalties of perjury that you are not a U.S. person or otherwise establish an exemption.  Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of the Notes pursuant to the Put Option.

Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, if any, provided you furnish the required information to the IRS on a timely basis.

All descriptions of tax considerations are for your guidance only and are not tax advice. We recommend that you consult with your tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws before exercising the Put Option for any of your Notes.

12.          Additional Information.  This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC.  This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO.  We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

Filing	Date Filed
Annual Report on Form 10-K of Cameron for the year ended December 31, 2010	February 28, 2011

Quarterly Report on Form 10-Q of Cameron for the quarter ended March 31, 2011	May 5, 2011

Definitive Proxy Statement of Cameron	March 24, 2011

Current Reports on Form 8-K of Cameron	March 29, 2011
April 28, 2011
May 5, 2011

We also recommend that you review all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before midnight, New York City time, on the Expiration Date.  Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

The SEC file number for these Cameron filings is 1-13884.  These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.  Our SEC filings also are available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 1333 West Loop South, Suite 1700, Houston, Texas 77027, Attention: Corporate Secretary, (713) 513-3300.

As you read the documents listed above, you may find some inconsistencies in information from one document to another.  If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.

Notwithstanding the foregoing, the Schedule TO to which this Company Notice relates does not permit forward “incorporation by reference.”  Accordingly, if a material change occurs in the information set forth in this Company Notice, we will amend the Schedule TO accordingly.

13.          No Solicitations.  We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option.

14.          Definitions.  All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture or the Notes, as applicable.

15.          Conflicts.  In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of the Company or our Board of Directors or employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option.  Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Notes for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.

CAMERON INTERNATIONAL CORPORATION

SCHEDULE A
INFORMATION ABOUT THE EXECUTIVE OFFICERS
AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of May 16, 2011.  To the best of our knowledge after making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Notes.

Name	Position
Jack B. Moore	Chairman of the Board, President and Chief Executive Officer, Director

John D. Carne	Executive Vice President, Chief Operating Officer and President, Drilling and Production Systems

William C. Lemmer	Senior Vice President and General Counsel

Charles M. Sledge	Senior Vice President and Chief Financial Officer

James E. Wright	Senior Vice President and President, Valves & Measurement

Joseph H. Mongrain	Vice President, President Process & Compression Systems

Roslyn R. Larkey	Vice President, Human Resources

Christopher A. Krummel	Vice President, Controller and Chief Accounting Officer

C. Baker Cunningham	Director

Sheldon R. Erikson	Director

Peter J. Fluor	Director

Douglas L. Foshee	Director

Michael E. Patrick	Director

Jon Erik Reinhardsen	Director

David Ross	Director

Bruce W. Wilkinson	Director

The business address and telephone number of each executive officer and director is c/o Cameron International Corporation, 1333 West Loop South, Suite 1700, Houston, Texas, 77027, (713) 513-3300.

A-1